Glocorp Inc.

100.3.037, 129 Offices

Block J, Jaya One

No. 72A, Jalan Universiti

46200 Petaling Jaya

Selangor, Malaysia

July 20, 2017

Via Edgar

Katherine Wray

Attorney-Advisor

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	Glocorp, Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed July 7, 2017 File No. 333-212611

Dear Ms. Wray:

We are in receipt of your comment letter dated July 19, 2017 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Exhibit 5.1

1.	Please revise the legality opinion to opine as to whether the shares being offered by the selling shareholders are legally issued, fully paid and non-assessable. Revise also to provide this opinion under the laws of the State of Nevada, instead of Delaware. For guidance, consider Section II.B.2.h of Staff Legal Bulletin No. 19.

RESPONSE: We respectfully advise the Staff that we have refiled our counsel’s opinion.

Glocorp Inc.

By:	/s/ Wendel Del Rosario Santos
Name:	Wendel Del Rosario Santos
Title:	President, Chief Executive Officer, and Director